December 19, 2008
VIA EDGAR AND OVERNIGHT MAIL
Jennifer Gowetski, Esq.
Kristina Aberg, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Invesco Agency Securities Inc. Amendment No. 3 to Registration Statement on Form S-11 Filed December 19, 2008 File No. 333-151665
Dear Ms. Gowetski and Ms. Aberg:
     On behalf of our client, Invesco Agency Securities Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-11 (File No. 333-151665) (the “Registration Statement”), filed by the Company on June 16, 2008, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Jeffrey H. Kupor of the Company, dated August 19, 2008.
     For convenience of reference, each Staff comment contained in your letter is reprinted below in bold and italics, numbered to correspond with paragraph numbers assigned in your August 19, 2008 comment letter, and is followed by the corresponding response of the Company. All page references in the responses are to pages of the marked version of Amendment No. 3. We also understand, based on prior conversations with the Staff, that the Staff will be reviewing Amendment Nos. 1 and 2 to the Registration Statement filed by the Company on August 4, 2008 and August 22, 2008, respectively, in connection with the Staff’s review of Amendment No. 3 filed herewith.
     We have provided each of you, Jennifer Monick and Kevin Woody, a courtesy copy of this letter and two courtesy copies of Amendment No. 3 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 1 to the Registration Statement filed with the Commission on August 4, 2008. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Ms. Jennifer Gowetski	December 19, 2008
Ms. Kristina Aberg	Page 2
United States Securities and Exchange Commission
General
1.	We note your responses to prior comments 14, 19, 22, 28 and 29 and will continue to monitor your filing for such disclosure.
In response to the Staff’s prior comment 14 and as we previously advised the Staff, to the extent that the Invesco Purchaser’s ownership of the Company’s common stock exceeds the Company’s 9.8% ownership limit, the Company expects that its Board of Directors will waive this ownership limit with respect to the Invesco Purchaser or provide an exception to this ownership limit for the Invesco Purchaser. We will include any appropriate disclosure in connection with any waiver of the Company’s ownership limit.
In response to the Staff’s prior comment 19, we have disclosed the impact of current credit markets on the Company’s ability to execute its financing strategy under the captions “Summary—Recent Regulatory Developments” on page 6, “Risk Factors—Risks Related to Our Company—If the U.S. Government’s recent actions with respect to Fannie Mae and Freddie Mac are inadequate or ineffective, our ability to acquire Agency MBS at attractive prices and/or returns, or at all, may be adversely affected” on page 18, “Risk Factors—Risks Related to Our Company—There can be no assurance that the action taken by the U.S. and foreign governments, central banks and other governmental and regulatory bodies for the purpose of seeking to stabilize the financial markets will achieve the intended effect or benefit to our business and further government or market developments could adversely affect us” on page 18, “Risk Factors—Risks Related to Financing and Hedging—As a result of recent market events, including the contraction among and failure of certain lenders, it may be more difficult for us to secure financing” on page 21, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting Our Operating Results—Market Conditions” on page 45 and “Business—Recent Regulatory Developments” on page 57. As we previously advised the Staff, the Company is currently in the process of negotiating the terms of its repurchase agreements with various counterparties and the material terms of those agreements are not yet finalized. When, and if, the material terms are finalized, we will describe them in a subsequent filing.
In response to the Staff’s prior comment 22, we have disclosed the name of each director nominee under the caption “Management—Our Directors, Director Nominees and Executive Officers” on page 66.
In response to the Staff’s prior comment 28, we have filed the form of articles of amendment and restatement of the Company, the bylaws of the Company, the form of registration rights agreement, the form of agreement of limited partnership of IAS Operating Partnership LP, and the equity incentive plan of the Company as exhibits to Amendment No. 2 to the Registration Statement. Additionally, we have filed the consent of Grant Thornton LLP, and the consents of the independent nominees as exhibits to Amendment No. 3. In addition, we provided the Staff with drafts of the legal and tax opinions on August 22, 2008. We advise the Staff that we will file the remaining exhibits, including the executed legal and tax opinions, in a subsequent filing.

Ms. Jennifer Gowetski	December 19, 2008
Ms. Kristina Aberg	Page 3
United States Securities and Exchange Commission
In response to the Staff’s prior comment 29, we filed the form of registration rights agreement as an exhibit to Amendment No. 2 to the Registration Statement.
Management Agreement, page 10
2.	We note your response to prior comment 11. Please revise the fee table on page 10 to clarify that you will reimburse your manager for its operating expenses, including any fees payable to your subadvisor and certain salary expenses, and that there are no limits on reimbursements.
In response to the Staff’s comment, we have revised and clarified the disclosure under the caption “Summary—Management Agreement” on page 11.
     We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 3. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8332 or Jay L. Bernstein at 212-878-8527.

Very truly yours,
/s/ Andrew S. Epstein
Andrew S. Epstein

cc:   Securities and Exchange Commission
     Jennifer Monick
     Kevin Woody
  Invesco Agency Securities, Inc.
     Jeffery H. Kupor
  Skadden, Arps, Slate, Meagler & Flom LLP
     David J. Goldschmidt
  Clifford Chance US LLP
     Jay L. Bernstein